September 26, 2016

VIA EDGAR CORRESPONDENCE

Mr. Carlos Pacho Senior Assistant Chief Accountant United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, DC 20549

Re:	Community Health Systems, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 17, 2016
Response dated August 11, 2016
File No. 001-15925

Dear Mr. Pacho:

On behalf of Community Health Systems, Inc. (the “Company”), we are writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter, dated August 30, 2016, relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 (the “2015 Form 10-K”) filed with the Commission on February 17, 2016. Additionally, we are responding to the follow up comments raised by the Staff as a result of the conference call held with the Staff on September 13, 2016. The acknowledgements of the Company requested in your letter dated July 21, 2016 are attached hereto as Exhibit A.

Background

The Company believes the detailed responses below clarify that divisional financial information is not used by the CODM for assessing operating performance or for allocating resources for the Company. In identifying the Company’s CEO as the CODM, the Company determined the CEO makes the key operating decisions for the Company and is responsible for decisions about overall resource allocation and performance assessment. The Company’s hospital operations, rather than the individual divisions, represent an operating segment because this is the level at which the CODM regularly reviews operating results in order to allocate resources and assess performance.

Mr. Carlos Pacho

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

September 26, 2016

To facilitate your review, the Staff’s comments are set forth below and are followed by the Company’s response.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

1. Basis of Presentation and Significant Accounting Policies

Segment Reporting, page 107

1.	Describe the basis for determining the compensation of the hospital division presidents.

Response:

As discussed in more detail in the compensation discussion and analysis in the Company’s annual proxy statement, the compensation program for the Company’s hospital division presidents is tied to overall company performance as well as to financial and operating results for the respective division or department for which each division president has operational oversight. Neither the CEO nor any of the individuals who report directly to the CEO have any component of their compensation determined based upon the performance of any division.

The primary short-term incentive for each division president is an annual bonus that is calculated based on the attainment of specific goals for the current year. During 2016, the maximum bonus achievable is 150% of base salary, the various components of which are achievable based on meeting the respective targets for consolidated Company performance, division performance and individual personal goals.

In addition, division presidents are awarded an annual grant of performance-based restricted stock as a long-term incentive. Vesting of these restricted stock awards granted to the division presidents is based on the attainment of one of two performance measures, the Company’s Adjusted EBITDA and net operating revenue, both of which are based on consolidated Company results.

2.	It appears to us that your Chief Operating Officer (“COO”) and Chief Financial Officer (“CFO”) are also involved in the allocation of resources and assessment of performance of your operating segments. In this regard, please describe the role and key operating decisions made by your COO. Please identify any decisions are made autonomously by the COO and/or the CFO and which decisions require additional approval of the CEO.

Response:

While serving key roles in the administrative and operational oversight of the Company, the Company’s CFO and COO primarily serve in an advisory capacity to the CEO and serve to execute the decisions made by the CEO. Neither the CFO nor COO is autonomously making key operating decisions for the Company. Furthermore, other than the division presidents, the COO does not have any other operating departments reporting to him.

Mr. Carlos Pacho

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

September 26, 2016

Key operating decisions for the Company include such matters as allocation of capital resources, acquisitions/divestitures of operating entities, hospital services to be expanded, contracted or new service offerings, cost reduction initiatives, marketing strategies, managing human resource decisions (including, but not limited to, benefits offered, labor union relationships, and physician hiring practices), etc.

The CEO makes these key operating decisions for the Company, as opposed to simply providing sign-off on key decisions that are made by the COO and/or the CFO, which may indicate shared decision-making responsibilities. As discussed on the Company’s September 13th call, the CEO, Wayne Smith, is uniquely qualified to make key day-to-day hospital operating decisions given his experience as a hospital operator throughout his long career.

To illustrate, the following is a summary of example decisions for which the CEO made the final operating decision, subject to the approval of the Company’s Board where applicable, and should provide context as to the extent of the CEO’s involvement in these key operating decisions:

•	With respect to the allocation of capital resources, the CEO makes decisions on allocation of the Company’s almost $1 billion capital expenditures budget, personally reviewing and approving all expenditures over $1 million as required by the Company’s contract authorization policy.

•	The CEO is actively engaged in the selection and development of the Company’s leadership team. All significant hires are discussed with the CEO and his direct reports, and in almost all instances the final hiring decision is made by the CEO.

•	The Chief Medical Officer, who oversees the Company’s clinical services and all employed physicians, reports directly to the CEO and decisions about the addition or modification of services offered by the Company’s hospitals and physician practices are reviewed and approved directly by the CEO. Additionally, the legal, administration, compliance, acquisitions and marketing operating functions also report directly to the CEO, and the CEO is required to make decisions in those areas such as approving large supply contracts, approving hospital acquisitions or divestiture strategies, and providing ultimate authority on healthcare compliance matters.

Reference can be made to the organizational chart provided to the staff in our August 11, 2016 response for a graphic illustration of the CEO’s direct reports.

•	For underperforming hospitals, the CEO will meet with operators including from time to time local hospital management to review and approve selected hospital turnaround plans. Any revenue generating initiatives, expense management initiatives, and other strategic opportunities for the hospitals are reviewed with and approved by the CEO.

•	In recent years, the Company has developed a broader centralization strategy to reduce operating costs and achieve efficiencies. The CEO has been actively

Mr. Carlos Pacho

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

September 26, 2016

engaged in and has approved the expansion of the Company’s shared services, including moving all hospital business office functions into a centralized business office model, consolidating all payroll and HRIS functions into a central system, and centralizing procurement, contract management and accounts payable processing.

•	A critical component to implementing hospital operating strategy is the recruitment of physicians. The CEO makes key decisions for the allocation of resources and determination of strategies regarding physician recruiting and physician employment, including the approval of physician practice acquisitions and terms of employment contracts.

•	The key features of the Company’s employee benefit plans offered to both corporate and hospital-based employees are determined by the CEO in close consultation with the Company’s Senior Vice President of Human Resources. For example, decisions to add, remove or modify medical benefit coverage (such as prescription coverage or coverage of elective surgeries) and changes to long-term disability insurance coverage are recent employee benefit changes that were approved by the CEO.

•	The Company recently spun-off 38 of its hospitals and its hospital management operations into a separate, publicly-traded company. While the development and execution of the spin-off strategy was managed by the CFO, COO and others on the executive team reporting to the CEO, the decision to execute the spin-off, which hospitals were to be included in the spin-off and the identification of the leadership team for the spin-off was made by the CEO. The Company also notes that neither the identification by the CEO of the 38 hospitals included in the spin-off nor the leadership team was made based on division operations, but was from a cross-section of hospitals and management from each of the then six operating divisions.

Although not an exhaustive list, these examples demonstrate the level at which the Company’s CEO is engaged in operations and supports the conclusion that he is the Company’s CODM.

3.	In your response you state the CEO approves a consolidated budget and the COO and CFO further allocate the budget. Given the COO and CFO allocate the budget to your two operating segments, please tell us your consideration of whether the COO and/or the CFO fulfill the function of the chief operating decision maker, as described in ASC 280-10-50-5. Please note ultimate decision making authority is not a requirement of the CODM under the standard.

Response:

As noted in our earlier response letter, the Company’s two operating segments are the hospital operations and the home care operations. The home care operations represent only approximately $200 million of annual net operating revenues, or approximately 1% of the Company’s annual net operating revenues and approximately $20 million of EBITDA or less than 1% of consolidated EBITDA. The approval by the CEO of the consolidated budget represents a de facto approval of the allocation of the budget between the two operating segments due to the immaterial component representing the home care business.

Mr. Carlos Pacho

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

September 26, 2016

The Company should also clarify that the COO does not participate in the budget process, but is primarily involved in the review with the division presidents and communication to the divisions of the budgeted operating metrics once the budget has been established. The CFO is the key administrator of the budget, and while he may identify modifications to the budget for consideration, any changes to the budget are presented to the CEO for review and approval.

We also confirm, as discussed with the Staff on the September 13, 2016 call, that budget to actual variances are not an integral part of management’s periodic review of the Company’s operating performance. The process for evaluating operating performance consists of comparing hospital operating results to prior periods, primarily the same period in the prior year and the prior month or quarter on a sequential basis.

4.	In your response you stated the CODM does not use the divisional information included in the CODM reports. You also stated the Board of Directors reviews the divisional information on an annual basis. Please tell us why you have included divisional information in an annual Board of Directors’ review that is not utilized by the CODM. Please tell us why you believe the divisional information is critical for the annual board of directors meeting but not indicative of how you view your business for purposes of allocating resources and assessing performance.

Response:

To clarify our original response, the presentation to the Board of Directors is a once-a-year presentation and financial data is limited to six month year-to-date net revenue and EBITDA. This limited financial information given during these presentations is provided to give the board members context on the size of the divisions, and is not provided as a means to review operating performance or make decisions on divisional or Company matters. Further, the Board of Directors does not receive further operational updates throughout the year and does not review or approve the operating budgets for the divisions.

This mid-year divisional presentation is designed to provide the Board an opportunity to meet with and assess the division presidents, and is a critical component of decision making around succession planning and leadership development. Other members of the management team make similar annual presentations to the board, including the executives leading Managed Care, Information Technology, Compliance, Tax, and other key departments.

Mr. Carlos Pacho

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

September 26, 2016

5.    Goodwill and Other Intangible Assets, page 118

5.	We note you have identified one reporting unit for all of your hospital operations. Please tell us how you analyzed the guidance in FASB ASC 350-20-35-34 in concluding you have one reporting unit for all of your hospital operations.

Response:

The Company believes that each hospital represents a component of the hospital operations operating segment and meets the definition of a reporting unit because each hospital constitutes a business for which discrete financial information is available and segment management, who is considered to be the CFO and COO, regularly review the results of the hospitals.

For purposes of applying ASC 350-20, the Company aggregates its hospital components into a single reporting unit as outlined in ASC 350-20-35-35 because the components have similar economic characteristics. The Company analyzed the components of its hospital operations segment against each of the criteria in ASC 350-20-35-34 through 36, which references ASC 280-10-50-11.

The Company’s consideration of the factors in ASC 280-10-50-11 is as follows:

•	ASC 280-10-50-11a - Nature of products and services. Each of the Company’s hospitals operates as a general acute care hospital and provides substantially the same range of general acute care hospital services. This includes an emergency department, which generates inpatient admissions at the majority of our hospitals. The Company has instituted standardized emergency room procedures in each of the Company’s hospitals.

•	ASC 280-10-50-11b - Nature of the production process. The Company has implemented standardized operational programs, including participation in a group purchasing organization, self-insured malpractice and health insurance programs (in which most hospitals participate and share in a risk pool), physician recruiting programs, physician credentialing programs, and other standardized strategic initiatives such as staffing initiatives and the emergency room initiative discussed above.

•	ASC 280-10-50-11c - Type or class of customer for their products and services. All of the Company’s hospitals share the same primary payor categories including Medicare, Medicaid, managed care payors, and self-insured patients, although the mix in primary payors may differ somewhat between hospitals based on the population base. The mix in primary payors at a given hospital may also fluctuate from year to year.

•	ASC 280-10-50-11d - The methods used to distribute their products or provide their services. As described above, the services provided at each hospital are similar. We implement standardized protocols for the delivery of services at all of our hospitals to take advantage of best practices with the intent of making our hospitals more profitable, and ensuring high quality patient care.

Mr. Carlos Pacho

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

September 26, 2016

•	ASC 280-10-50-11e - Nature of the regulatory environment. All hospitals are subject to Medicare quality of care and billing regulations, and such federal rules regarding providing emergency care regardless of ability to pay.

The Company also has considered the implementation guidance in ASC 350-20-55-1 through 8, which notes that the FASB did not intend that every factor must be met in order for two or more components to be considered economically similar. Additionally, the implementation guidance notes that such assessment should be more qualitative than quantitative. ASC 350-20-55-6 through 8 provides some additional qualitative and quantitative factors to be considered in determining whether each of the components in the hospital operations segment exhibit similar long-term financial performance and share similar economic characteristics. Of those, the following are applicable to our hospital operations:

The manner in which an entity operates its business and the nature of those operations.

Management uses income from continuing operations, EBITDA and EBITDA margin, and other operating statistics as key measures of operating results. The EBITDA margin percentages for the Company’s hospitals are similar on a long-term basis. As evaluated above under ASC 280-10-50-11a and 11b, the nature of the operations at our acute care hospitals and the types of services provided are very similar.

Whether goodwill is recoverable from the separate operations of each component business or from two or more component businesses working in concert (which might be the case if the components are economically interdependent).

The expectation of management is for the combined operations of all hospitals to work in concert to recover the carrying value of goodwill allocated to the hospital reporting unit. Our business strategy of standardization and centralization is central to the recovery of goodwill. At all of our hospitals we implement standardized processes intended to increase revenues, improve profitability, and improve quality through our corporate ownership, management and operation of these businesses. The business model provides standardization and centralization of operations across key business areas, strategic direction to expand and improve services and facilities at our hospitals, implementation of quality of care improvement programs, and assistance in the recruitment of additional physicians to the markets in which our hospitals are located.

Mr. Carlos Pacho

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

September 26, 2016

The extent to which the component businesses share assets and other resources.

Many accounting and business office functions at our hospitals have been consolidated into a shared service model. Most of our hospitals operate using a centralized business office, where billing and collections for several hospitals are managed. Other functions including payroll, contract management and procurement have also moved to a shared service environment to reduce hospital operating costs and increase synergies across the hospital operations. The Company has also centralized many administrative functions including legal, cost report preparation and processing, information technology development and management, managed care contract negotiation, treasury and facilities management. These shared operational and administrative functions provide benefits to each hospital that could not otherwise be obtained as cost effectively by the individual hospitals, creating an economic interdependence shared among each of our hospitals through a common support system.

Additional question raised by the Staff on the September 13, 2016 call:

6.	Please provide clarification as to what information is included in the CODM package and how does he use this information to make operating decisions and allocate resources.

Response:

As addressed in our response to the Staff dated August 11, 2016, a monthly reporting package is provided to the CODM which includes a complete income statement for each of the Company’s two operating segments. To clarify, limited supplemental information is provided on net revenue and EBITDA by each hospital compared to budget and the prior year. The listing of each hospital also includes similar subtotals for revenue and EBITDA by division. The information for division and individual hospitals is included in these reports furnished to the CODM because the same reports are used for multiple purposes by various members of management in addition to the use by the CODM. To avoid unnecessary time and effort, these reports are not recast to exclude divisional and individual hospital amounts.

During his review of the monthly reporting package the CODM focuses on the consolidated operating results of the Company, and utilizes the individual hospital financial information for revenue and EBITDA to identify hospitals that require more focused management to address operating concerns, and to evaluate performance for individual hospitals where specific turnaround plans have been initiated to address prior poor results.

*     *     *     *     *

Mr. Carlos Pacho

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

September 26, 2016

Please do not hesitate to contact the undersigned at the numbers above with any questions or comments you may have regarding this letter.

Sincerely,

/s/ Leigh Walton

Leigh Walton

and

/s/ Kevin Douglas

Kevin Douglas

cc:	Wayne T. Smith
Community Health Systems, Inc.

W. Larry Cash
Community Health Systems, Inc.

Rachel A. Seifert, Esq.
Community Health Systems, Inc.

Exhibit A

Mr. Carlos Pacho

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Community Health Systems, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 17, 2016
Response dated August 11, 2016
File No. 001-15925

Dear Mr. Pacho:

As requested in your letter, dated July 21, 2016, to Community Health Systems, Inc. (the “Company”) relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 filed with the Securities and Exchange Commission (the “Commission”) on February 17, 2016, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

COMMUNITY HEALTH SYSTEMS, INC.

By:	/s/ W. Larry Cash
Name:	W. Larry Cash
Title:	President of Financial Services, Chief Financial Officer and Director